0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of February 2011

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Transdev Project: Veolia Environnement and Caisse des
Dépôts propose to adapt the future company’s shareholder pact

Paris, February 7 2011_ As part of the process of implementing the May 4, 2010 agreement providing for the tie-up between their subsidiaries, Veolia Transport and Transdev, Veolia Environnement and Caisse des Dépôts plan to adapt the terms of their shareholder pact, and in particular to streamline provisions relating to the governance of the future Veolia Transdev.

The shareholders intention is to implement the operational, geographic and modal synergies identified, as soon as the deal has been closed, and to foster the rapid emergence of a common corporate culture focused on efficiency, development, and service quality.

Within this context, Veolia Environnement and the Caisse des Dépôts will propose to the governance bodies of their respective subsidiaries and, in due course, to the Boards of Directors of Veolia Environnement and Veolia Transdev, to establish a unified Chief Executive position with full operational responsibility for the new company, and to name Mr. Jérôme Gallot.

Veolia Environnement and Caisse des Dépôts express their thanks to Messrs. Joël Lebreton and Cyrille Du Peloux for their contribution to the merger process, enabling the emergence of a world private-sector leader in sustainable mobility.

The two shareholders reaffirm their ambition of floating the new company on the stock market as soon as conditions permit.

The planned adaptation of the shareholder pact is taking place within the process of consultations with the two companies’ employee representative institutions and to approval by the competent governance bodies.

The merger between Veolia Transport and Transdev is also subject to approval by decree after receiving the assent of the Commission des Participations et des Transferts (French Commission on State Shareholdings and Transfers).

Jérôme Gallot, 51, has been Chairman of CDC Entreprises since 2006 and is a member of the Executive Committee of the Fonds Stratégique d’Investissement (Strategic Investment Fund), which exists to provide equity financing for firms with the potential to boost the growth and competitiveness of the French economy. He was previously head of pensions (2003-2006) at the Caisse des Dépôts, and Director-General of Competition Policy, Consumer Affairs and Fraud Control at the French Ministry of the Economy and Finance (1997-2003).
Jérôme Gallot is a graduate of the Ecole Nationale d’Administration and the Institut d'Etudes Politiques de Paris, as well holding a Masters in Law.

Contacts :

Marie-Claire Camus – +33 (0) 1 71 75 06 08 – marie-claire.camus@veolia.com

Philippe Joyeux – +33 (0) 1 58 50 40 00 – philippe.joyeux@caissedesdepots.fr

Ce communiqué est consultable sur www.caissedesdepots.fr et www.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 07, 2011

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary